# KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 29, 2018

## EXHIBIT 4:

**Organizational Structure**

# Legal Structure


Wharf Street Ratings Acquisition LLC
Delaware Limited Liability Co.
Formed Oct 2015
KBRA Holdings, Inc.
Delaware Corporation
Formed Apr 2010
Kroll Bond Rating Agency, Inc.
Delaware Corporation
Formed Feb 1984
(f/k/a LACE Financial Corporation)
Acquired Aug 2010
KBRA Analytics, Inc.
Delaware Corporation
Formed Sep 2013
Kroll Bond Rating Agency International Limited
Irish Private Co. Limited by Shares
Formed Mar 2017
New York Office (HQ)
Dresher, PA Office
Frederick, MD Office
Kroll Bond Rating Agency Europe Limited
Irish Private Co. Limited by Shares
Formed Mar 2017
Dublin, Ireland Office (HQ)
London, UK (Branch Office)
KBRA UK Services Limited
England & Wales Private Limited by Shares
Formed Sep 2017

# SENIOR TEAM AND FUNCTIONAL AREAS


Jules Kroll
Chairman
Vanessa Bajaio
Executive Assistant
NRSRO Board
Jim Nadler
President & CEO
Ira Powell
COO
Sara Schapiro
Executive Assistant
Patrick Welch
Chief Credit Officer
Ajay Junnarkar
CFO and CAO
Marjan Riggi
Aviation
William Wright
CTO
Karen Daly
Public Finance & Financial Guaranty
Angela Liang
General Counsel
Tony Nocera
ABS Commercial
Murray Markowitz
Chief Compliance Officer/ DCO
Rosemary Kelley
ABS Consumer
Eric Thompson
CMBS and RMBS
Kate Kennedy
Investor Relations
Dana Bunting
Issuer Relations
Kevin Blaney
Capital Markets
Andrew Giudici
Project Finance
Van Hesser
Corporates and Financial Institutions
Alec Alenstein
KBRA Analytics